Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Wright Medical Group, Inc.:
We consent to the incorporation by reference in this Registration Statement on Form S-8 of Wright Medical Group, Inc. and subsidiaries (the Company) of our reports dated February 23, 2012, with respect to the consolidated balance sheets of the Company as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10‑K of the Company.
(signed) KPMG LLP
Memphis, Tennessee
August 28, 2012